ITEM 77M: Mergers
Value Line Income & Growth Fund, Inc. - Value Line Convertible
Fund, Inc.

On December 15, 2011, a special Meeting of Shareholders
(the Meeting) of the Value Line Convertible Fund, Inc.
(the Acquired Fund) was held to consider and vote upon a Plan of Reorganization (the Reorganization) between the Value Line
Convertible Fund, Inc. and Value Line Income & Growth Fund, Inc.
(the Surviving Fund).

On December 16, 2011, the Surviving Fund acquired all of the assets and assumed the liabilities of the Acquired Fund, in a tax-free exchange for Federal tax purposes, pursuant to the Reorganization approved by the Boards of both Funds and shareholders of record of the Acquired Fund as of the applicable record date.